Exhibit 99.1

AnPac Bio Reports Nine Months Ended September 30, 2021,
Same Period Achieved Record Revenue Increased by 55.3%, While Non-GAAP Net Loss Reduced by 6.8%

November 26, 2021

PHILADELPHIA, November 26, 2021 (GLOBE NEWSWIRE) — AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (NASDAQ: ANPC), a biotechnology company with operations in China and the United States, announced today its unaudited financial results for the nine months ended September 30, 2021. The Company's financial statements and related financial information for the quarter ended September 30, 2021 are unaudited and have not been reviewed by the Company's independent registered accountant. These financial results could differ materially if they were reviewed by the Company’s independent registered accountant.

Financial highlights:

●	Total revenue was approximately RMB13.7 million (US$2.1 million) for the nine months ended September 30, 2021, an increase of 55.3% from RMB8.8 million for the same period of 2020.

●	Gross profit margin was 59.3% for the nine months ended September 30, 2021, representing an increase of 8.8% from 50.5% for the same period of 2020, primarily due to higher selling prices charged for cancer differentiation analysis (“CDA”)-based tests and improved operational efficiency during the nine months ended September 30, 2021.

●	The average selling price (“ASP”) of CDA-based tests was RMB463(US$71.6) for the nine months ended September 30, 2021, an increase of RMB194, or 72.3% from RMB269 in the same period of 2020, primarily due to a broader product offering of more comprehensive multi-cancer detection tests at higher price points.

●	Net loss was approximately RMB89.0 million (US$13.8 million) for the nine months ended September 30, 2021, compared to a net loss of RMB69.5 million for the same period of 2020. The net loss for the nine months ended September 30, 2021 was mainly attributable to approximately RMB9.3 million (US$1.4 million) changes in the fair value of convertible debt, approximately RMB17.3 million (US$2.7 million) of selling and marketing expenses, approximately RMB11.9 million (US$1.8 million) of research and development expenses and approximately RMB58.9 million (US$9.1 million) of general and administrative expenses.

●	Non-GAAP net loss[1] was approximately RMB55.0 million (US$8.5 million) for the nine months ended September 30, 2021, reduced from a non-GAAP net loss of approximately RMB59.1 million for the nine months ended September 30, 2020. Non-GAAP net loss was reduced by 6.8% compared with the nine months ended September 30, 2020.

●	Short-term debt was approximately RMB30.0 million (US$4.6 million) as of September 30, 2021, an increase of 264.5% from RMB8.2 million at the end of last fiscal year (December 31, 2020). The increase in short-term debt was mainly due to issuance of additional convertible debentures.

●	As of September 30, 2021, the Company had cash and cash equivalents of approximately RMB5.5 million (US$0.8 million), compared to RMB3.0 million as of December 31, 2020.

(1)	Non-GAAP net loss is defined as net loss excluding change in fair value of convertible debts and stock-based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

Business Highlights for the Nine Months Ended September 30, 2021

●	On August 18, 2021, the Company completed an acquisition of 60% equity interest in Anpai (Shanghai) Health Management Consulting Co., Ltd (“Anpai Shanghai”), consisting of an acquisition of 40% equity interest of Anpai Shanghai from Dr. Chris Chang Yu for a consideration of RMB 8.5 million approved by the Board of Directors, and an investment of 20% equity interest in Anpai Shanghai which the Company has already held prior to August 18, 2021. Anpai Shanghai is engaged in providing medical screen and detection service in the PRC.

●	The Company continued to receive validation on the efficacy of CDA testing through clinical study follow-ups. As of September 30, 2021, AnPac Bio had contacted 24,823 individuals tested using CDA packages in China and received substantive feedback regarding health conditions and disease development from 14,806 individuals.

●	Completed development and evaluation of a second-generation cancer detection sensor with improvements in multiple areas including reduced device cost, improved signal stability, cancer detection sensitivity and specificity.

●	Launched a joint venture to focus on a novel cancer treatment technology and medical device development which leverages AnPac Bio’s deep and extensive knowledge and experience in biophysics and its correlations with cancer occurrence and cancer detection.

●	As of September 30, 2021, the Company filed 261 patent applications globally, among which 150 patents had been granted, including 20 patents granted in the United States, 66 in greater China (including eight in Taiwan), and 64 in other countries and regions.

●	The Company continued to build a cancer risk assessment database, which totaled approximately 244,310 samples as of September 30, 2021, including approximately 200,330 samples from commercial CDA-based tests and approximately 43,980 samples from research studies.

Dr. Chris Yu, AnPac Bio’s Chairman and CEO commented: “We are very pleased with our progress in research and development, commercialization, and operational performance for the first 9 months in 2021. We grew revenue by 55.3% and gross margin by 8.8 percentage points. At the same time, we reduced non-GAAP loss by 6.0%. Our number of issued patents, and clinical and commercial sample sizes all reached record high in Q3, 2021. We are making solid progress in obtaining regulatory approval for our class III medical device for lung cancer assisting in diagnosis and have also submitted application for registration testing of our multi-cancer detection medical device for 11 types of cancer. We are also working very hard to obtain Laboratory Developed Test (LDT) status for our CDA cancer test in the US. Based on our current status and progress, we now expect to obtain registration approval for our class III medical device (for lung cancer assisting in diagnosis) in late 2022.”

Key Items of Financial Results for the Nine Months Ended September 30, 2021

Revenue

Total revenues increased by 55.3% to approximately RMB13.7 million (US$2.1million) for the nine months ended September 30, 2021 from approximately RMB8.8 million for the same period of 2020, primarily due to a significant increase in our revenue from cancer screening and detection tests.

Cost of Revenues

Cost of revenues increased by 27.8% to approximately RMB5.6 million (US$862,000) for the nine months ended September 30, 2021 from approximately RMB4.4 million for the same period of 2020, primarily due to the increased staff costs.

Gross Profit and Gross Margin

Gross margin was 59.3% for the nine months ended September 30, 2021, representing a significant increase from 50.5% for the same period of 2020, primarily due to higher selling prices we charged for CDA-based tests.

Selling and Marketing Expenses

Selling and marketing expenses increased by 66.4% to approximately RMB17.3 million (US$2.7 million) for the nine months ended September 30, 2021 from approximately RMB10.4 million in the same period of 2020, primarily due to higher marketing expenses as a result of our enhanced marketing efforts.

Research and Development Expenses

Research and development expenses increased by 5.7% to approximately RMB11.9 million (US$1.8 million) for the nine months ended September 30, 2021 from approximately RMB11.2 million for the same period of 2020, primarily due to the increased share-based compensation for our research and development personnel.

General and Administrative Expenses

General and administrative expenses decreased by 3.1% to approximately RMB58.9 million (US$9.1 million) for the nine months ended September 30, 2021 from approximately RMB60.8 million for the same period of 2020, primarily due to the decreased listing-related professional fees.

Change in fair value of convertible debt

The Company recognized the convertible debt at fair value. For the nine months ended September 30, 2021 and 2020, the Company recognized an aggregated unrealized loss of approximately RMB9.3 million (US$1.4 million) and unrealized gain of approximately RMB7.3 million, respectively, due to changes in fair value of convertible debt.

Gain from fair value change in equity investment

For the nine months ended September 30, 2020, the Company recorded a gain from fair value change in equity investment of approximately RMB3.2 million (US$489,000) due to the acquisition of Anpai Shanghai.

Net Loss

Net loss increased to approximately RMB89.0 million (US$13.8 million) for the nine months ended September 30, 2021, compared to approximately RMB69.5 million for the same period of 2020. Basic and diluted loss per share was RMB6.52 (US$1.01) for the nine months ended September 30, 2021, compared to that of RMB6.22 for the same period of 2020.

Balance Sheet

As of September 30, 2021, the Company had cash and cash equivalents of approximately RMB5.5 million (US$0.8 million), compared to approximately RMB3.0 million as of December 31, 2020.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 150 issued patents as of September 30, 2021. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to Frost & Sullivan, AnPac Bio ranked third worldwide among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection, based on approximately 43,980 clinical samples as of September 30, 2021. AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations
Phone: +1-267-810-6776 (US)
Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,016	5,463	846
Advances to suppliers	5,588	4,157	644
Accounts receivable, net of allowance for doubtful accounts	7,792	7,128	1,104
Amounts due from related parties	1,277	960	149
Inventories	312	347	54
Other current assets	3,303	4,263	661
Total current assets	21,288	22,318	3,458

Property and equipment, net	19,267	20,356	3,152
Land use rights, net	1,166	1,145	177
Intangible assets, net	4,596	13,196	2,043
Goodwill	2,223	15,270	2,365
Long-term investments	883	803	124
Other assets	464	459	71
TOTAL ASSETS.	49,887	73,547	11,390

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debt	8,232	30,006	4,647
Accounts payable	2,127	1,682	261
Advance from customers	3,682	4,806	744
Amounts due to related parties	4,130	3,738	579
Accrued expenses and other current liabilities	25,353	23,612	3,656
Total current liabilities	43,524	63,844	9,887

Deferred tax liabilities	1,045	3,227	500
Other long-term liabilities	2,041	1,114	172

TOTAL LIABILITIES.	46,610	68,185	10,559
Commitments and contingencies

Shareholders’ deficit:
Class A Ordinary shares ((US$0.01 par value per share; 70,000,000 shares authorized, 9,192,660 and 14,992,657 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)	618	993	154
Class B Ordinary shares ((US$0.01 par value per share; 30,000,000 authorized, 2,863,100 and 2,773,100 shares issued and outstanding as of December 31, 2020 and September 30, 2021)	191	185	29
Additional paid-in capital	354,295	438,407	67,886
Accumulated deficit	(356,951)	(444,538)	(68,835)
Accumulated other comprehensive income	4,795	4,631	717

Total AnPac Bio-Medical Science Co., Ltd. shareholders’ equity	2,948	(322)	(49)
Non-controlling interests	329	5,684	880

Total shareholders’ equity	3,277	5,362	831

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	49,887	73,547	11,390

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Nine Months Ended September 30,
	2020	2021	2021
	RMB	RMB	US$
Revenues:
Cancer screening and detection tests	8,729	13,634	2,111
Physical checkup packages	77	46	7
Total revenues	8,806	13,680	2,118

Cost of revenues	(4,357)	(5,567)	(862)

Gross Profit	4,449	8,113	1,256

Operating expenses:
Selling and marketing expenses	(10,416)	(17,335)	(2,684)
Research and development expenses	(11,221)	(11,863)	(1,837)
General and administrative expenses	(60,808)	(58,926)	(9,124)
Impairment of long-term investments	(820)	-	-

Loss from operations	(78,816)	(80,011)	(12,389)

Non-operating income and expenses:
Interest expense, net	(581)	(4,140)	(641)
Foreign exchange loss, net	(81)	(260)	(40)
Share of net gain (loss) in equity method investments	(51)	13	2
Other income, net	2,750	1,453	225
Change in fair value of convertible debt	7,254	(9,278)	(1,437)
Gain from fair value change in equity investment	-	3,160	489

Loss before income taxes	(69,525)	(89,063)	(13,791)
Income tax benefit	66	111	17

Net loss	(69,459)	(88,952)	(13,774)

Net gain (loss) attributable to non-controlling interests	127	(1,365)	(211)

Net loss attributable to ordinary shareholders	(69,586)	(87,587)	(13,563)

Loss per share:
Class A and B Ordinary shares - basic and diluted	(6.22)	(6.52)	(1.01)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Ordinary shares - basic and diluted	11,195,807	13,434,731	13,434,731

Other comprehensive income (loss), net of tax:
Fair value change relating to Company’s own credit risk on convertible loan	(108)	-	-
Foreign currency translation differences	2,980	(164)	(25)

Total comprehensive loss	(66,587)	(89,116)	(13,799)
Total comprehensive gain (loss) attributable to non-controlling interests	127	(1,365)	(211)

Total comprehensive loss attributable to ordinary shareholders	(66,714)	(87,751)	(13,588)

Use of Non-GAAP Financial Measures

Non-GAAP net loss is calculated as net income adjusted for change in fair value of convertible debts and stock-based compensation expense. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

Reconciliations of Non-GAAP Results

Reconciliations of Non-GAAP net loss

(All amounts in thousands, except share and per share data or otherwise stated)

	For the nine months ended
	September 30,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	US$
Net loss	(69,459)	(88,952)	(13,774)
Less:
Change in fair value of convertible debts	(7,254)	9,278	1,437
Stock based compensation expense	17,656	24,650	3,817
Non-GAAP net loss	(59,057)	(55,024)	(8,520)